

Markus Engelke · 3rd

Founder at MeIn3 l SaaS Entrepreneur l Managing Partner l
Startup Consultant

Tulsa, Oklahoma, United States · 500+ connections ·

Contact info

 Me in 3

 University of Oklaho

Featured



Well said Tim Tebow, 100% agree!
With millions unemployed and fewer companies hiring, th
competition is at an all time high. As hiring managers get
overloaded with applications, it is no longer enough for J

 15 · 6 Comments

Experience

Founder at MeIn3
Me in 3 · Full-time
Apr 2018 – Present · 2 yrs 8 mos
Tulsa, Oklahoma, United States

Me in 3 is a video based platform that connect employers with potential candidates. It's a game changer! We make hiring personal again, beyond a resume. With Me in 3 employers get a glimpse, a real impression of who the applicants are while job seekers have a chance to showcase themselves, share their goals, ambition and their personality. Employers save time b' selecting better candidates faster and job seekers finally have a chance to stand up and stand out from the crowd.

...see mor

 **Me in 3 Overview**

Managing Partner

 WRB Capital LLC
May 2017 – Present · 3 yrs 7 mos
Tulsa, Oklahoma Area

WRB Capital LLC is a healthcare consulting firm focused in the management of non-performing healthcare accounts by maximizing returns, improving cash flow and extending the revenue cycle for healthcare organizations.

COO

MEI LLC · Full-time
Jan 2013 – Feb 2018 · 5 yrs 2 mos
Tulsa, Oklahoma, United States

MEI is a conglomerate of the multi layered ME brand including an interior design and construction company, furniture import and wholesale distribution company as well as a direct-to-consumer company.

Pulmonary & Cardiovascular Sales Representative

 Boehringer Ingelheim · Full-time
Feb 2006 – Jan 2013 · 7 yrs

Education

University of Oklahoma

 Bachelor's degree, International Business and Marketing
1996 – 1998

Collegium Josephinum Bonn - Germany

International Economics
1987 – 1993

Skills & endorsements

Marketing · 2

Dr Jefferson Stewart and 1 connection have given endorsements for this skill

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Sales · 2

Dr Jefferson Stewart and 1 connection have given endorsements for this skill

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Leadership · 1

Dr Jefferson Stewart has given an endorsement for this skill

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Accomplishments

1 **Language**
German

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